UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 000-53389

Double Crown Resources, Inc.
(Exact name of registrant as specified in its charter)

10120 S. Eastern Ave., Suite 200, Henderson, NV	89052
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (702) 851-5860

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 359

Pursuant to the requirements of the Securities Exchange Act of 1934, Double Crown Resources, Inc., has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Double Crown Resources, Inc.

Dated: June 13, 2017	By:	/s/ Jerold S. Drew
Jerold S. Drew
Chief Executive Officer